UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:     ShariahShares Exchange-Traded Fund Trust

Address of Principal Business Office (No. & Street, State, Zip Code):

12 Brillantez
Irvine, CA 92620

Telephone Number (including area code): 714-604-7177

Name and address of agent for service of process:

Saeid Hamedanchi
c/o Florentez Investment Management, Inc.
12 Brillantez
Irvine, CA 92620

With copies to:

Douglas P. Dick, Esq.
Dechert LLP
4675 MacArthur Court, Suite 1400
Newport Beach, CA 92660
Telephone: 949-442-6000

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☐   NO ☒

Additional Information

Item 1.	ShariahShares Exchange-Traded Fund Trust

Item 2.	Organized in Delaware on July 30, 2008

Item 3.	Statutory trust

Items 4 and 5.	The registrant is a diversified open-end management investment company

Item 6.	Name and address of investment adviser:

Florentez Investment Management, Inc.
12 Brillantez
Irvine, CA 92620

Item 7.
Saeid Hamedanchi is the Sole Initial Trustee, President and Secretary of the registrant.  Saeid Hamedanchi’s business address is 12 Brillantez, Irvine, California 92620.  At its organizational meeting, the registrant proposes to appoint two independent trustees.

Item 8.	Not Applicable

Item 9.	(a)	No
	(b)	Not Applicable
	(c)	Yes
	(d)	No
	(e)	Not Applicable

Item 10.	None

Item 11.	No

Item 12.	Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on behalf of the Registrant in the City of Irvine and the State of California, on the 4th day of November, 2009.

SHARIAHSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Saeid Hamedanchi
	Name:	Saeid Hamedanchi
	Title:	Chief Executive Officer

Attest:	/s/ James Altenbach
	Name:	James Altenbach
	Title:	Principal